Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(7)
To Prospectus Dated April 13, 2010	Registration No. 333-166041

CORPORATE OFFICE PROPERTIES TRUST

COMMON SHARES OF BENEFICIAL INTEREST

This prospectus supplement no. 1 supplements and amends the prospectus dated April 13, 2010, relating to the resale from time to time by certain selling shareholders of our common shares of beneficial interest that may be issued in exchange for or on redemption of our 4.25% Exchangeable Senior Notes Due 2030.

This prospectus supplement should be read in conjunction with and accompanied by the prospectus and is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The number of common shares issuable upon exchange of the notes shown in the table below assumes exchange of the full amount of notes held by each selling shareholder at the current conversion rate of 20.7658 common shares per $1,000 principal amount of notes.  This conversion price is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. Information concerning other selling shareholders will be set forth in prospectus supplements from time to time, if required. The number of common shares owned by the other selling shareholders or any future transferee from any such holder assumes that they do not beneficially own any common shares other than the common shares that we may issue to them in exchange for or on redemption of the notes.  All information regarding the number of common shares beneficially owned by the selling shareholders named in this prospectus supplement has been provided to us by the selling shareholders.

	Number of Shares Beneficially Owned and	Number of Other Shares Beneficially Owned and		Percent of All Common Shares Beneficially Owned	Beneficial Ownership After Resale of Shares
Selling Shareholder	Offered Hereby(1)	Not Offered Hereby (2)		Before Resale(2)	Number of Shares		Percent

Bank of America Pension Plan	17,650	—		*	—		*
Citigroup Pension Plan	10,382	—		*	—		*
Columbia Convertible Securities Fund	103,829	—		*	—		*
Equity Overlay Fund, LLC	5,191	—		*	—		*
HBK Master Fund L.P. +	103,829	—		*	—		*
Hollowbattle	61,259	—		*	—		*
John Deere Pension Trust	4,153	—		*	—		*
KBC Financial Products USA Inc. +	51,914	18,993	(3)	*	18,993	(3)	*
Redbourn Partners Ltd.	55,029	—		*	—		*
Yawlfarer #1	7,268	—		*	—		*
Yawlfarer #2	5,191	—		*	—		*

*      Indicates less than one percent (1%).

+                 The selling shareholders identified with this symbol have identified that they are, or are affiliates of, registered broker-dealers. These selling shareholders have represented that they acquired their securities in the ordinary course of business and in the open market, and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  To the extent that we become aware that any such selling shareholder did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus is a part to designate such person as an “underwriter” within the meaning of the Securities Act of 1933.

(1)          Represents the maximum number of common shares issuable in exchange for or on redemption of all of the selling shareholder’s notes, based on the current conversion rate applicable to the notes of 20.7658 common shares per $1,000 principal amount of notes.  This conversion rate is, however, subject to adjustment.  As a result, the number of our common shares issuable upon conversion of the notes may increase or decrease in the future.

(2)   Calculated based on 58,929,245 common shares outstanding as of April 16, 2010.  In calculating this amount for each selling shareholder named in this prospectus supplement, we treated as outstanding the number of common shares in exchange for or on redemption of all of that selling shareholder’s notes, but we did not assume conversion of any other selling shareholder’s notes.

(3)   Represents the maximum number of common shares issuable in exchange for or on redemption of $1,000,000 principal amount of our 3.50 % Exchangeable Senior Notes Due 2026 owned by the selling shareholder, based on the current conversion rate applicable to such notes of 18.9937 common shares per $1,000 principal amount of such notes.  This conversion rate is, however, subject to adjustment.  As a result, the number of our common shares issuable upon conversion of such notes may increase or decrease in the future.

You should carefully read and consider the risk factors included in our periodic reports that are incorporated by reference herein, including in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2009, and other information that we file with the Securities and Exchange Commission before you invest in the securities described in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 7, 2010